                                                      Registration No. 333-
     As Filed with the Securities and Exchange Commission on May 31, 2000
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                                   FORM S-3

                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                               _________________

                          MIDWAY AIRLINES CORPORATION
            (Exact name of registrant as specified in its charter)

               Delaware                                   36-3915637
     (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                   Identification No.)

                          2801 Slater Road, Suite 200
                       Morrisville, North Carolina 27560
                                (919) 595-6000

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                _______________

                           JONATHAN S. WALLER, ESQ.
                   Senior Vice President and General Counsel
                          Midway Airlines Corporation
                          2801 Slater Road, Suite 200
                       Morrisville, North Carolina 27560
                                (919) 595-6000
(Name, address, including zip code and telephone number, including area code, of agent for service)

                         Copies of Correspondence to:

                             ROY L. GOLDMAN, ESQ.
                          Fulbright & Jaworski L.L.P.
                               666 Fifth Avenue
                           New York, New York 10103
                                (212) 318-3000

                                _______________

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
 Title of each class of securities to be    Amount to be       Proposed maximum          Proposed maximum          Amount of
                 registered                registered(1)   offering price per unit   aggregate offering price   registration fee
 ----------------------------------------------------------------------------------------------------------------------------------
 Subscription rights to purchase            8,613,595               N/A                        N/A                    N/A
 common stock(2)

 Common stock, par value $0.01 per          8,613,595              $5.20                   $44,790,694              $11,825
 share
================================================================================================================================

(1) Maximum number of shares of common stock of Midway Airlines Corporation to be sold to current holders of its common stock in this rights offering.
(2) Pursuant to Rule 457(g), no separate registration fee is required for the rights since they are being registered in the same registration statement as the common stock underlying the rights.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

===============================================================================

                   Subject to Completion, dated May 31, 2000

PROSPECTUS


                          MIDWAY AIRLINES CORPORATION


                       8,613,595 shares of common stock

                                $5.20 per share

                               _________________

     We are distributing, together with this prospectus, subscription rights to purchase shares of our common stock to persons who own our common stock as of the close of business on __________, 2000, the record date. You will receive one (1) subscription right for each share of our common stock that you own on the record date. Each subscription right will entitle you to purchase one share of our common stock at the subscription price of $5.20 per share.

     The subscription rights are exercisable beginning on the date of this prospectus and will expire at 5:00 p.m., New York City time, on __________, 2000.

     If you timely exercise all of your subscription rights, you will be entitled to exercise over-subscription privileges to purchase additional shares of our common stock at the same subscription price. The number of additional shares of our common stock that you will be entitled to purchase will be equal to your percentage ownership of our common stock on the record date multiplied by the number of subscription rights that were not timely exercised by our other stockholders, rounded down to the nearest whole number.

     We are undertaking this rights offering to meet our obligations to reduce the lender's commitment under the terms of a revolving credit facility with an entity that is wholly owned by our two principal stockholders, who together own approximately 47.4% of our outstanding common stock. Both of these stockholders have agreed to exercise their respective basic subscription privileges and over-subscription privileges in full and, if no other stockholders exercise their subscription rights, these two stockholders will in aggregate own approximately 69.4% of our outstanding common stock. Accordingly, we expect to receive proceeds from the offering of at least $32.4 million and up to $44.8 million, before deducting expenses payable by us. We expect to issue at least 6,226,050 and up to 8,613,595 shares of common stock in the offering.

     The subscription rights may not be sold, transferred or assigned, and will not be listed for trading on any stock exchange.

     Shares of our common stock are currently listed for quotation on the Nasdaq National Market under the symbol "MDWY". On May 30, 2000, the closing price of a share of our common stock on Nasdaq was $6.0625.

     See "Risk Factors" beginning on page 8 to read about factors you should consider before buying additional shares of our common stock.

                               _________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is __________, 2000.

                               TABLE OF CONTENTS

                                                                Page
                                                                ----
Summary.........................................................   1
     Questions and Answers About Midway Airlines Corporation....   1
     Questions and Answers About the Rights Offering............   1
Note Regarding Forward-Looking Statements.......................   7
Risk Factors....................................................   8
     Risk Factors Related to Midway and the Airline Industry....   8
     Risk Factors Related to Our Common Stock...................  17
     Risk Factors Related to the Rights Offering................  20
Selected Financial Information..................................  22
Use of Proceeds.................................................  26
Dividend Policy.................................................  26
Price Range of Common Stock.....................................  27
Capitalization..................................................  28
The Rights Offering.............................................  29
Federal Income Tax Considerations...............................  38
Description of Capital Stock....................................  40
Determination of Offering Price.................................  45
Plan of Distribution............................................  45
Legal Matters...................................................  45
Experts.........................................................  45
Where You Can Find More Information.............................  45

                               _________________

     Midway has not authorized any person to give you information that differs from the information in this prospectus. You should rely solely on the information contained in this prospectus. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, even if the prospectus is delivered to you after the prospectus date, or you buy our common stock after the prospectus date.

                                    SUMMARY

     This section answers in summary form some questions you may have about Midway Airlines Corporation and this rights offering. The information in this section is not complete and does not contain all of the information that you should consider before exercising your subscription rights. You should read the entire prospectus carefully, including the "Risk Factors" section and the documents listed under "Where You Can Find More Information." For convenience, references in this prospectus to "we," "us," or "Midway" mean Midway Airlines Corporation.

            Questions and Answers About Midway Airlines Corporation

What is Midway Airlines Corporation?

     We are an all jet aircraft operator serving 22 destinations in 13 states and the District of Columbia from our hub at Raleigh-Durham International Airport in North Carolina, where we currently carry more passengers and operate more flights than any other airline. We organize our business to attract and retain business travelers by providing frequent non-stop service from Raleigh-Durham International Airport to major business destinations, maintaining a high level of service and offering American Airlines Inc. AAdvantage(R) frequent flyer miles. We also fly leisure passengers traveling between the Northeast and Florida.

Where are we located?

     Our principal executive offices are located at:

          2801 Slater Road, Suite 200
          Morrisville, North Carolina  27560

     Our telephone number is (919) 595-6000.

When were we formed?

     We were incorporated under the laws of the State of Delaware in 1983 as Jet Express, Inc. and renamed Midway Airlines Corporation in November 1993 in connection with our commencement of jet operations.

                Questions and Answers About the Rights Offering

What is a rights offering?

     A rights offering is an opportunity for you to purchase additional shares of our common stock at a fixed price of $5.20 per share and in an amount proportional to your existing interest, which enables you to maintain your current percentage ownership in Midway.

What is a subscription right?

     We are distributing to you, at no charge, one (1) subscription right for every share of common stock that you owned on ____________, 2000, the record date. Each subscription right entitles you to purchase one share of our common stock for $5.20. When you "exercise" a subscription right, that means that you choose to purchase the common stock that the subscription right entitles you to purchase. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. Each right carries with it a basic subscription privilege and an over-subscription privilege. You cannot give or sell your subscription rights to anybody else; only you can exercise them.

What is the basic subscription privilege?

     The basic subscription privilege of each subscription right entitles you to purchase one (1) share of our common stock at a subscription price of $5.20.

What is the over-subscription privilege?

     We do not expect that all of our stockholders will exercise all of their basic subscription privileges. By extending over-subscription privileges to our stockholders, we are providing for the purchase of those shares which are not purchased through exercise of basic subscription privileges. The over-subscription privilege entitles you, if you fully exercise your basic subscription privilege, to subscribe for additional shares of common stock not acquired by other holders of rights at the same subscription price of $5.20 per share.

What are the limitations on the over-subscription privilege?

     We will issue up to 8,613,595 shares of common stock in the rights offering. The number of shares available for over-subscription privileges will be 8,613,595 minus the number of shares purchased upon exercise of all basic subscription privileges. The number of additional shares of our common stock that you will be entitled to purchase if you exercise the over-subscription privilege will be equal to your percentage ownership of our common stock on the record date multiplied by the number of subscription rights that were not timely exercised by our other stockholders, rounded down to the nearest whole number. However, in certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges even if we have shares available.

Why are we engaging in a rights offering?

     We are proceeding with the rights offering to raise capital to allow us to reduce to $10 million the commitment under our $30 million revolving credit facility with Reedy Creek Investments, L.L.C., an entity that is wholly-owned by our two principal stockholders, James H. Goodnight, Ph.D. and John P. Sall. The revolving credit agreement requires us to reduce this commitment by September 30, 2000. We have determined to use a rights offering in order to allow our existing stockholders to participate in this offering and therefore not have their interest in Midway be diluted by the issuance of additional equity to a third party. Dr. Goodnight and Mr.

Sall have agreed to exercise their respective basic subscription privileges and over-subscription privileges in full. Accordingly, Dr. Goodnight and Mr. Sall will acquire between 4,078,692 and 6,226,050 shares of our common stock, depending upon the number of other stockholders who exercise their basic subscription privileges. If no stockholders other than Dr. Goodnight and Mr. Sall exercise their basic subscription privileges, Dr. Goodnight's ownership interest in Midway will increase to approximately 46.7% from approximately 31.9% and Mr. Sall's ownership interest in Midway will increase to approximately 22.7% from approximately 15.5%.

     The proceeds of the loans under the revolving credit facility are being used for, and any proceeds from the sale of the common stock in the rights offering which exceed the amount necessary to reduce the outstanding balance under the revolving credit facility to $10 million will be used for, working capital and capital expenditure requirements, including the funding of pre-delivery deposits due to aircraft manufacturers.

How many shares may I purchase?

     You will receive one (1) subscription right for each share of common stock that you owned on _________, 2000, the record date. Each subscription right entitles you to purchase one share of common stock for $5.20. If you exercise all of the subscription rights that you receive, you may have the opportunity to purchase additional shares of common stock. On the enclosed subscription certificate, you may exercise your over-subscription privilege by indicating the number of additional shares that you wish to purchase for $5.20 per share. However, we may not be able to honor your over-subscription privilege for as many additional shares as you request on your subscription certificate, because you may only purchase that number of additional shares of our common stock equal to your percentage ownership of our common stock on the record date multiplied by the number of subscription rights that were not timely exercised by our other stockholders, rounded down to the nearest whole number. Subject to state securities laws and regulations, we have the discretion to issue less than the total number of shares that may be available for over-subscription requests in order to comply with state securities laws.

How did Midway arrive at the $5.20 per share price?

     In determining the price at which a share of common stock may be purchased in this rights offering, our board of directors considered several factors, including the historic and current market price of the common stock, our business prospects, our history of profits and losses, general conditions in the securities market, our need for capital, alternatives available to us for raising capital, the amount of proceeds desired, the liquidity of our common stock, the level of risk to our investors, and the need to offer shares at a price that would be attractive to our investors relative to the then current trading price of our common stock. We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price.

How do I exercise my subscription rights?

     You must properly complete the attached subscription certificate and deliver it to the Subscription Agent before 5 p.m., New York City time, on _________, 2000. The address for the Subscription Agent is on page 36. Your subscription certificate must be accompanied by proper payment for each share that you wish to purchase.

What should I do if I want to participate in the rights offering but my shares are held in the name of my broker or a custodian bank?

     If you hold shares of Midway common stock through a broker, dealer or other nominee, we will ask your broker, dealer or nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, dealer or nominee with the other rights offering materials.

How long will the rights offering last?

     You will be able to exercise your subscription rights only during a limited period. If you do not exercise your subscription rights before 5 p.m., New York City time, on ___________, 2000, your subscription rights will expire. We may, in our discretion, decide to extend the rights offering. In addition, if the commencement of the rights offering is delayed, the expiration date will similarly be extended.

After I exercise my subscription rights, can I change my mind?

     No. Once you send in your subscription certificate and payment, you cannot revoke the exercise of your subscription rights, even if you later learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $5.20 per share.

Is exercising my subscription rights risky?

     The exercise of your subscription rights involves certain risks. Exercising your subscription rights means buying additional shares of our common stock, and should be carefully considered as you would view other equity investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors," beginning on page 8.

What happens if I choose not to exercise my subscription rights?

     You will retain your current number of shares of common stock in Midway even if you do not exercise your subscription rights. However, if other stockholders exercise their subscription rights and you do not, your relative percentage ownership of Midway will decrease, and your relative voting rights and economic interests will be diluted. Because Dr. Goodnight and Mr. Sall, our two principal stockholders who together own approximately 47.4% of our common stock, have agreed to exercise their respective basic subscription privileges and over-subscription privileges in full, your percentage ownership in Midway will be reduced and your economic interest will be diluted if you do not exercise your basic subscription privileges.

Can I sell or give away my subscription rights?

     No.  Subscription rights are not transferable.

Must I exercise any subscription rights?

     No.

What are the federal income tax consequences of exercising my subscription rights?

     The receipt and exercise of your subscription rights are intended to be nontaxable. You should seek specific tax advice from your personal tax advisor.

When will I receive my new shares?

     If you purchase shares of common stock through the rights offering, you will receive shares as soon as practicable after ____________, 2000. Subject to state securities laws and regulations, we have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your basic or over-subscription privilege in order to comply with state securities laws.

Can Midway cancel the rights offering?

     Yes. Our board of directors may cancel the rights offering at any time on or before ______________, 2000, for any reason. If we cancel the rights offering, any money received from stockholders will be refunded promptly, without interest. If we cancel the rights offering, we will have to find an alternative way to reduce the commitment under the revolving credit facility to $10 million by September 30, 2000. We cannot assure you that we will be able to do so.

How much money will Midway receive from the rights offering?

     Our gross proceeds from the rights offering will depend on the number of shares that are purchased. If we sell all 8,613,595 shares which may be purchased upon exercise of the rights offered by this prospectus, then we will receive proceeds of $44,790,694, before deducting expenses payable by us, estimated to be $[__________]. Since Dr. Goodnight and Mr. Sall, who currently own approximately 31.9% and 15.5%, respectively, of our outstanding common stock, without giving effect to the shares that may be issued upon the exercise of outstanding warrants and stock options, have agreed to exercise their basic subscription privileges and over-subscription privileges in full, we expect to issue at least 6,226,050 shares and to receive proceeds of at least $32,375,460 from the rights offering, before deducting expenses.

How many shares of common stock will be outstanding after the rights offering?

     The number of shares of common stock that will be outstanding after the rights offering depends on the number of shares that are purchased. We expect to issue at least 6,226,050 shares during this rights offering, and if we sell all of the shares offered by this prospectus, then we will issue 8,613,595 new shares of common stock. As a result, we expect to have between approximately 14,839,645 and 17,227,190 shares of common stock outstanding immediately after the rights offering.

What if I have more questions?

     If you have more questions about the rights offering, please contact Steven Westberg, Executive Vice President and General Manager of Midway, at (919) 595-6000.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, about our financial condition, results of operations and business that are based on our current and future expectations. You can find many of these statements by looking for words such as "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed under "Risk Factors," that could cause actual results to differ materially from those contemplated in such forward-looking statements. You are cautioned that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

                                 RISK FACTORS

     An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose part or all of your investment.

            Risk Factors Related to Midway and the Airline Industry

The airline industry is characterized by low gross profit margins and high fixed costs, and is highly competitive

     Our business, as is typical in the airline industry generally, is characterized by low gross profit margins and high fixed costs, principally for debt service, fuel and personnel. The expenses of each flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers, or in average fare paid or traffic mix (the ratio of typically high-yielding business passengers to typically low-yielding leisure passengers), could have a disproportionate effect on an airline's operating and financial results. Accordingly, a minor shortfall from expected revenue levels could have a material adverse effect on our results of operations.

     The airline industry is highly competitive and is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. We currently compete with other air carriers either directly or indirectly on all of our routes. Nearly all of these carriers have greater financial resources than we do, and many of them have lower unit costs than we do. Furthermore, the introduction of service or discounted fares by a major U.S. airline or one of its low cost affiliates in markets served by us could also have an adverse impact upon our business, financial condition and results of operations.

     Since late 1997, we have experienced, and likely will continue to experience, increased competition in the Raleigh-Durham market. In 1999, both Southwest Airlines and MetroJet, the low-fare division of US Airways, initiated service at Raleigh-Durham International Airport. Southwest began service to five cities from Raleigh-Durham International Airport with 12 daily flights and, as of April 29, 2000, operates service to six cities with 16 daily flights. Although MetroJet announced plans to serve six cities from Raleigh-Durham International Airport with 17 daily flights, as of May 25, 2000 MetroJet was not offering for sale any air transportation services to or from Raleigh-Durham International Airport after June 10, 2000.

We have a significant amount of debt and capital lease obligations that could adversely affect our ability to meet our strategic goals

     We have a large amount of indebtedness when compared to the equity of our stockholders. At March 31, 2000, our long-term debt and capital lease obligations, including current portion, accounted for 63.8% of our total capitalization. As of March 31, 2000, we had minimum operating and capital lease obligations through the year ending December 31, 2016 aggregating approximately $563 million. In addition, based on current interest rates, we estimate that our operating and capital lease obligations will increase by approximately $60 million annually following delivery of the 15 Boeing 737-700 aircraft and four Canadair Regional Jets currently subject to firm orders, which deliveries are scheduled to be completed by October 2002. This amount will increase if current interest rates increase during the aircraft delivery period. These additional lease obligations, as well as any increase in interest rates, could materially adversely affect our results of operations. The degree to which we are leveraged, as well as our rent expense, could have significant consequences, including the following:

     . our ability to obtain additional financing for working capital and other purposes could be limited;

     . a substantial portion of our cash flow will be required to service our obligations under securities issued in aircraft financing transactions and rent expense, diverting such cash from our operations; and

     . we will be more vulnerable to adverse changes in general economic and industry conditions and we may be less able to withstand competitive pressures than our competitors that are less highly leveraged.

Our ability to make scheduled principal and interest payments on or to refinance our obligations underlying securities issued in aircraft financing transactions and our other debt obligations will depend upon our future operating performance and cash flow, which are in turn dependent upon prevailing economic conditions and financial, competitive, regulatory, business and other factors, many of which are beyond our control. There can be no assurance that our cash flows will be sufficient for the payment of our debt and lease obligations. If we are unable to meet interest, principal or lease payments, we could be required to seek renegotiation of such payments or obtain additional equity or debt financing. To the extent we finance our activities with additional debt, we may become subject to certain financial and other covenants that may restrict our ability to pursue our growth strategy. There can be no assurance that any such efforts would be successful or timely or that we could obtain any such financing or refinancing on acceptable terms.

Increases in aircraft fuel costs will adversely affect our financial results

     Because fuel costs constitute a significant portion of our total operating expenses (approximately 12.6%, 10.5% and 11.2% for the years ended December 31, 1997, 1998 and 1999, respectively, and 8.6% and 14.0% for the three months ended March 31, 1999 and 2000, respectively), significant changes in fuel costs will materially affect our results of operations. We estimate that for the year ended December 31, 1999, a ten percent increase in the price per gallon of aircraft fuel would have increased our total operating expenses (excluding equipment retirement charges) in 1999 by 1.1%. Our fuel costs increased approximately 144% for the quarter ending March 31, 2000, from the quarter ending March 31, 1999, primarily as a result of a 122% increase in fuel prices subsequent to March 31, 1999. This increase, and any additional increases, in the cost of fuel will adversely impact our results of operations in 2000 compared to 1999.

     Historically, jet fuel costs have been subject to wide price fluctuations. Jet fuel availability is also subject to periods of market surplus and shortage. Because of the effect of such events on price and availability of oil, the cost and future availability of jet fuel cannot be predicted with any degree of certainty.

     Our fuel requirements are met by approximately a dozen different suppliers. We contract with these suppliers as fuel is needed, and the terms vary as to price and quantity. We have not entered into any agreement that fixes the price of fuel over any period of time.

     In the event of a fuel supply shortage, higher fuel prices or curtailment of scheduled service could result. There can be no assurance that increases in the price of fuel can be offset by higher fares.

Our business is labor intensive and the general inflationary trend in labor costs, along with the location of our hub and our position in the industry, will increase our costs and may lead to excessive turn-over and attrition rates

     Our business, as is typical in the airline industry generally, is labor intensive, with labor costs representing approximately 15.1%, 17.4%, 19.6%, 19.1% and 18.4% of our operating costs before recapitalization and equipment retirement charges for calendar 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively. We are required to carry the same number of crew on our flights regardless of the number of passengers carried. The Raleigh-Durham area has experienced an unemployment rate which is significantly less than the national average over the last several years. We compete for labor against employers in the area that are leaders in the high-technology, medical services, telecommunications, bio-technology and pharmaceutical industries. We also compete for labor in highly skilled positions (such as pilots and mechanics) against major airlines who offer wage and benefit packages that generally exceed our wage and benefit packages. While we maintain an active recruiting program for all job classifications, offer competitive terms of employment and endeavor to maintain positive relationships with our employees, we have in the past and may in the future suffer excessive turn-over and attrition rates, which could have an adverse impact upon our operations. We also expect wages to continue to increase both as a percentage of our overall costs and on a gross basis.

Our growth strategy involves significant risk

     Our growth strategy involves increasing the frequency of flights to markets we currently serve, increasing the number of markets served and maximizing connecting opportunities. Opening new markets requires us to commit a substantial amount of resources, both before the new services commence and throughout the early phases of the new operation. There can be no assurance that these efforts will be successful. As part of our growth strategy, we are also increasing the size of the planes we operate, and we currently have firm orders to increase the number of 128 seat Boeing 737-700 aircraft we operate from two to 17 by October 2002. In addition, in order to effect our growth strategy, we may also need to obtain additional slots at certain destinations. A slot is an authorization to take off or land at the designated airport within a specified time window. There can be no assurance that we will be able to identify and successfully establish new markets, that we will be able to fill a sufficient number of seats on the larger planes to operate profitably or that we will be able to obtain additional slots on a timely basis or at commercially reasonable prices, if at all. Our failure to implement our growth strategy could have a material adverse effect on our financial condition and results of operations.

Our business is dependent on the Raleigh-Durham market

     Our growth has focused and will, at least in the near-term, continue to focus on adding flights to and from our Raleigh-Durham base of operations, established in March 1995. Because all of our current flights have Raleigh-Durham as the origin or destination, we remain highly dependent upon the Raleigh-Durham market. Our growth strategy continues to emphasize the Raleigh-Durham hub. A reduction in our share of the Raleigh-Durham market or reduced passenger traffic to or from Raleigh-Durham in general could have a material adverse effect on our financial condition and results of operations. In addition, our dependence on a single hub and on a route network operating largely on the East Coast makes our business more susceptible to adverse weather conditions along the East Coast than some of our competitors that may be better able to spread weather-related risks over larger route systems. For example, during January 2000, due to severe weather, we effectively lost five business days of operations, which had a significant adverse impact on our first quarter 2000 results.

We are dependent on our relationship with American Airlines

     We maintain a significant relationship with American Airlines. Part of this relationship includes contractual arrangements with American that allow Midway to participate in the AAdvantage(R) frequent flyer program and accept AAirpass(R) tickets and American first class upgrades from its passengers. We currently lease the Raleigh-Durham International Airport facility and purchase a number of services, including yield management and ground handling, from American.

     Our contract with American to participate in the AAdvantage(R) frequent flyer program extends through April 30, 2001, and gives us the ability to offer AAdvantage(R) miles on several additional routes, though we may, as part of our growth strategy, select routes that are not covered by our agreement with American. The ability to offer AAdvantage(R) miles on additional routes and the extension of the term of the agreement are the subject of ongoing discussions between Midway and American. We believe that our participation in the AAdvantage(R) program gives us access to a flexible and extremely powerful marketing tool. However, due to the potential limitations of the agreement (including the number of additional markets and the term of the agreement), there can be no assurance that we will be able to offer AAdvantage(R) frequent flyer benefits to our customers after the expiration of our current contract with American, and we may in the future choose or be obligated to develop our own frequent flyer program or participate in an alternate program.

     American may terminate Midway's participation in the AAdvantage(R) program under several circumstances, including:

     . our commencement of a new frequent flyer program or our participation in another frequent flyer program;

     . any person or group becoming the owner of 20% or more of our outstanding voting securities or any "Disqualified Investor" becoming the owner of 10% or more of our outstanding voting securities;

     .    our making a significant acquisition; or

     . our entering into any marketing-oriented collaborative agreement with another airline which American reasonably believes would likely materially adversely affect American's interests or objectives under any of its or its affiliates' agreements with us.

"Disqualified Investor" is defined as:

     .    any other airline or airline-related services company;

     .    any person or entity offering a frequent traveler program; or

     . any person or entity that American believes would likely, by virtue of its affiliation with us, materially adversely affect American's interests or objectives under any of its or its affiliates' agreements with us.

     In addition, American may terminate our lease of the Raleigh-Durham International Airport facility and one other service agreement that we have with American if any person or group acquires 30% or more of our voting securities. Finally, if we pay any dividends or make any other cash or asset distribution to our stockholders without American's consent at any time prior to our payment in full of a certain promissory note to American, then American may terminate the Raleigh-Durham International Airport facility lease, our right to offer AAdvantage(R) frequent flyer benefits, our license of the yield management system and one other service agreement that we have with American.

We are dependent on a limited number of routes

     We derive a substantial majority of our operating income from a small number of our routes. Any circumstance causing a reduction in demand on such routes or the introduction of increased competitive pressures on such routes could have a material adverse effect on our financial condition and results of operations.

We depend in part on landing slots leased from others

     The regulations of the Federal Aviation Administration ("FAA") currently limit the availability of, and permit the buying, selling, trading, and leasing of, certain airline slots at Chicago's O'Hare, New York's LaGuardia and Kennedy International, and Ronald Reagan Washington National airports. We currently lease seven of our ten slots at New York's LaGuardia Airport and ten of our twelve slots at Ronald Reagan Washington National Airport from other airlines. The United States Department of Transportation ("DOT") must grant slot exemptions at LaGuardia Airport to airlines if certain conditions are met. We believe we meet these conditions and we have filed an application for nine slot exemptions at LaGuardia Airport which, if granted, will allow us to add a sixth round trip in the market and to terminate our leasing of slots at LaGuardia Airport from other airlines. The DOT has the discretionary authority to grant limited slot exemptions at Ronald Reagan Washington National Airport to airlines if certain conditions are met. We believe we meet these conditions and have filed an application for four slot exemptions at Ronald Reagan Washington National Airport. Other airlines have also filed for slot exemptions at Ronald Reagan Washington National Airport. The DOT has issued an order establishing the procedures for reviewing such requests, and has indicated it will issue its decision on those applications no later than July 5, 2000. We cannot assure you that the DOT will grant us these slot exemptions. The lease for two of our slots at New York's LaGuardia Airport and for four of our slots at Ronald Reagan Washington National Airport are each scheduled to expire in October 2000. The leases for our remaining five leased slots at LaGuardia Airport and six of our leased slots at Ronald Reagan Washington National Airport are scheduled to expire April 1, 2001. To the extent we are not granted slot exemptions effective upon expiration of these leases and we cannot renew or replace these leases, our business will be harmed. Our routes between Raleigh-Durham International Airport and LaGuardia Airport and Ronald Reagan Washington National Airport are among our most important, and, as a result, an inability to obtain slot exemptions or to renew or replace these leases could have a material adverse effect on our financial condition and results of operations.

We operate a limited number of aircraft

     We have a fleet of 32 jet aircraft, 27 of which are leased and five of which, all CRJs, are owned. The limited number of aircraft we operate involves financial risks not present for larger carriers that are able to spread their operating costs over more equipment and routes. In addition, the lessor of four of our F-100s has the right to terminate each of these leases on six months' prior notice, provided that no lease can be terminated if it would result in a fourth termination of any F-100 lease in any 12-month period, including scheduled terminations. Finally, in the event aircraft are removed from service for unscheduled maintenance, repairs or other reasons, any resulting interruption in service could materially and adversely affect our service, reputation and profitability.

We depend on a limited number of aircraft types

     As of April 30, 2000, our fleet of 32 aircraft consists of eight 98-seat Fokker F-100 aircraft, 22 50-seat Canadair Regional Jets (CRJs) and two128-seat Boeing 737-700s. We have firm orders for four additional CRJs to be delivered by December 2001 and fifteen 737s to be delivered by October 2002. However, the delivery schedule for the 737s may be impacted by a recently ended strike of The Boeing Company's engineers. The additional aircraft will be utilized to replace some or all of the F-100s, to serve existing Midway destinations with greater frequency, and to enter new routes, providing our customers with more non-stop jet destinations. We also have options to acquire 14 additional CRJs and 10 additional 737 aircraft. We have exercised an option to terminate four F-100 leases prior to their scheduled termination dates. We will return these four aircraft in the first half of 2001 at a pre-tax cost of $2.1 million per aircraft. Our dependence on the F-100s and CRJs for the vast majority of our flights could have a material adverse effect on us in the event of a government directive prohibiting or restricting the use of one of these aircraft types or in the case of adverse public perception of one of these aircraft types. In addition, delay in delivery of the 737s may adversely affect our growth and results of operations.

We are subject to extensive government regulation

     We are subject to regulation by the DOT, the FAA and certain other governmental agencies. The DOT principally regulates economic issues affecting air service such as air carrier certification and fitness, insurance, consumer protection and competitive practices. The FAA primarily regulates flight operations, in particular matters affecting air safety, such as airworthiness requirements for aircraft and pilot and flight attendant certification. We believe we are in compliance with all requirements necessary to maintain in good standing our operating authority granted by the DOT and our air carrier operating certificate issued by the FAA. Additional laws and regulations have been proposed from time to time that could significantly increase the cost of our airline operations by, for instance, imposing additional requirements or restrictions on operations. There can be no assurance that we will continue to be able to comply with all present and future rules and regulations or that the cost of continued compliance will not have a material adverse effect on our results of operations.

     The FAA also has authority to issue maintenance directives and other mandatory orders relating to, among other things, inspection of aircraft and engines, fire retardant and smoke detection devices, increased security precautions, collision and windshear avoidance systems, noise abatement and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future. Depending upon the scope of the FAA's order, these requirements may cause us to incur substantial, unanticipated expenses.

     We are also subject to numerous other federal and state laws and regulations relating to protection of the environment, radio communications, labor relations, equal employment opportunity and other matters.

     In August 1998, the Compliance and Enforcement Branch of the FAA conducted an inspection of our compliance with certain regulations related to our alcohol and drug testing programs. In September 1998, the FAA notified us that it was investigating alleged violations discovered in the August 1998 inspection. We responded to these alleged violations in October 1998. In May 1999, the FAA requested that we provide them with an update of certain matters raised during the investigation. We promptly provided this information to the FAA. While we are unable to determine whether the FAA will pursue an assessment as a result of the findings of this investigation, or what the amount of any such assessment might be, a substantial assessment could have a material adverse effect on our results of operations.

     In September 1997, the Civil Aviation Security Division of the FAA conducted an investigation of our compliance with certain regulations requiring us to verify the accuracy of background information provided by our employees who have access to secure airport areas. We revised our background check procedures during the course of the FAA's investigation and then obtained and verified the necessary background information of those employees who had been identified by the FAA as having insufficient background check documentation. The investigation will likely result in the finding of violations of these regulations. We have received no communications from the FAA in this respect since 1998. While we are unable to determine whether the FAA will pursue an assessment as a result of the findings of this investigation, or what the amount of any such assessment might be, a substantial assessment could have a material adverse effect on our results of operations.

We have incurred operating losses from time to time

     We began commercial flight operations in 1993 and incurred substantial losses through September 30, 1996. Although we were profitable in the 13 quarters from October 1, 1996 through December 31, 1999, we incurred a loss of $7.6 million in the first quarter of 2000. The first quarter 2000 loss was primarily the result of:

     . a $9.5 million pre-tax charge related to an option we exercised for the early return of four Fokker F100s in the first half of 2001, a writedown of the value of certain leasehold improvements associated with those aircraft and related costs;
     . an increase in fuel expense of $4.8 million year-over-year driven by a 122% increase in fuel prices;
     . $1.2 million in Boeing 737-700 induction costs, including rent expense incurred prior to revenue service and increased initial training costs; and
     . an estimated $4 million impact from severe January weather, which included a record 20 inch snowfall that shut down our Raleigh-Durham hub for three and one-half days.

There can be no assurance that we will be profitable in the future.

Maintenance of our Fokker F-100s, which are no longer being manufactured, is more expensive than maintenance of similar aircraft still in production

     Eight of our current 32 aircraft are Fokker F-100s. Fokker Aircraft B.V., a Dutch corporation, has ceased operations. As a result, the F-100 is no longer being manufactured. Our cost to maintain F-100 aircraft generally exceeds the cost of maintaining similar aircraft that are presently in production. Vendors and suppliers of key parts are generally fewer in number and their products more expensive, and engineering is not as readily available. Our inability to obtain parts and servicing for our F-100 aircraft on a timely and cost-effective basis could have a material adverse effect on our financial condition and results of operations.

We are required to purchase four Airbus A320 aircraft that we no longer desire to purchase

     Pursuant to a March 1995 purchase agreement, we are obligated to purchase four Airbus A320 aircraft with deliveries in 2005 and 2006. To support the operation of the four A320 aircraft, we also agreed to purchase one IAE V2527-A5 spare engine scheduled for delivery in November 2005 from International Aero Engines AG. The purchase of the A320s and the associated spare engine no longer fit with our current strategy. We are considering several alternatives with respect to the A320s, including restructuring our agreement with Airbus or selling our positions. There can be no assurance that we will be able to restructure or sell our rights under this purchase agreement. If we are required to take delivery of these aircraft or if we incur significant financial expense in lieu of taking delivery, our financial position and results of operations could be materially adversely affected.

Our business could be adversely affected if we lose the services of the key personnel upon whom we depend

     Our management and operations are dependent upon the efforts of our Chairman of the Board, President and Chief Executive Officer, Robert R. Ferguson III, and a small number of management and operating personnel. We do not maintain key-man life insurance on any executive officer. The loss of the services of key members of management could have an adverse impact on our business.

Our business is seasonal and cyclical

     Our financial results are sensitive to seasonal variations in traffic. The highest levels of traffic and revenue are generally realized in the second quarter and the lowest levels of traffic and revenue are generally realized in the third quarter. Given our high proportion of fixed costs, such seasonality affects our profitability from quarter to quarter.

     Many of our areas of operations experience adverse weather in the winter, causing a greater percentage of our flights to be canceled and/or delayed than in other quarters. For example, during January 2000, due to severe weather, we effectively lost five business days of operations.

     In addition, the airline industry is highly sensitive to general economic conditions. Because a substantial portion of airline travel (both business and leisure) is discretionary, the industry tends to experience adverse financial results during general economic downturns. Any general reduction in airline passenger traffic may materially and adversely affect our results of operations, particularly since current industry traffic patterns are based in part on substantial stimulation of discretionary air travel.

Many of our employees are represented by labor unions

     Our pilots, fleet service (ramp) agents and flight attendants are represented by labor unions. The pilots' representative, Air Line Pilots Association, was elected in December 1997.

The fleet service employees' representative, International Association of Machinists & Aerospace Workers, AFL-CIO (IAM), was elected in June 1998. The flight attendants' representative, the Association of Flight Attendants, AFL-CIO
(AFA), was elected in December 1998. Prior to those dates, none of our employees were represented by a union. Our pilots recently ratified a collective bargaining agreement with Midway that became effective on April 1, 2000. With respect to the fleet service employees, a contract proposal was agreed upon by the IAM and Midway, but an agreement submitted to the employees for ratification on October 28, 1999 was rejected. The IAM filed an application for mediation with the National Mediation Board (NMB) on November 3, 1999. In February 2000, with the assistance of an NMB-appointed mediator, we reached agreement with the IAM and members of the fleet service agent negotiating committee on a collective bargaining agreement. The agreement was then submitted to the fleet service agents for ratification. On March 20, 2000, we were informally advised that the fleet service agents voted not to approve the agreement. We believe that a request for further mediation will be made in this matter, but the NMB has not yet scheduled any future mediation sessions. Negotiations with the AFA are ongoing.

     Although we believe mutually acceptable agreements can be reached with the unions representing our fleet service agents and flight attendants, the ultimate outcome of the negotiations is unknown at this time. Union representation of any of our employees could result in employee compensation and working condition demands that may increase our operating expenses and adversely affect our profitability.

                   Risk Factors Related to Our Common Stock

Volatility of our common stock price could result in substantial losses for stockholders who exercise their subscription rights

     The market price of our common stock ranged between a high closing price of $17.125 and a low closing price of $6.125 during 1999 and from $6.938 to $4.75 in 2000 (through May 30, 2000) and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond our control:

     .    actual or anticipated variations in our quarterly operating results;

     . announcements of new service offerings or new pricing practices by us or our competitors;

     .    changes in financial estimates by security analysts;

     .    under-performance against analysts' estimates;

     .    changing laws and government regulations relating to our business;

     .    results of regulatory inspections;

     .    increased market share penetration by our competitors;

     .    general economic conditions;

     .    aircraft operating costs, particularly fuel and personnel;

     .    additions or departures of key personnel;

     .    sales of additional shares of common stock; and

     .    existing and potential litigation or regulatory proceedings.

In addition, the stock market in general, and stocks of airlines in particular, have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

We do not expect to pay cash dividends on our common stock

     We have not paid cash dividends since our formation and do not anticipate paying cash dividends in the foreseeable future, since we intend to retain any future earnings to finance the expansion and continuing development of our business. In addition, one of our debt instruments prohibits the payment of dividends until the debt has been repaid and certain aircraft leases prohibit the payment of dividends to insiders until other debt has been repaid. The declaration and payment in the future of any cash dividends will be at the discretion of our board of directors and will depend upon our earnings, capital requirements and financial position, future loan covenants, general economic conditions and other pertinent factors.

Anti-takeover provisions in our charter documents may delay or prevent a takeover of Midway

     Certain provisions of our charter documents may make it more difficult for a third party to acquire control of us, even on terms that a stockholder might consider favorable. Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire us because the preferred stock could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of our common stock. Our board of directors does not currently have any intent to issue shares of preferred stock.

     Our amended and restated certificate of incorporation also provides that our board of directors is divided into three classes, and the directors in each class serve staggered three-year terms. Further, our bylaws set forth advance notice procedures for the nomination by a stockholder of a candidate for election to the board of directors and other matters to be brought before an annual meeting of our stockholders. These provisions may make it more difficult for stockholders to replace current members of our board of directors and may make the acquisition of Midway by a third party more difficult.

The existence of controlling stockholders may limit your ability to influence the outcome of matters requiring stockholder approval and could discourage potential acquisitions of our business by third parties

     James H. Goodnight, Ph.D. and John P. Sall currently own approximately 31.9% and 15.5%, respectively, of our outstanding shares of common stock, without giving effect to the shares that may be issued upon the exercise of outstanding warrants and stock options. Although we are not aware of any arrangement or understanding, contractual or otherwise, that obligates Dr. Goodnight and Mr. Sall to act in concert with respect to Midway, the level of stock ownership by Dr. Goodnight and Mr. Sall may allow them to elect all of their designees to the board of directors and to control the outcome of virtually all matters submitted for a vote of our stockholders. The combined equity interests of Dr. Goodnight and Mr. Sall in Midway may have the effect of making certain transactions more difficult or of delaying, deferring or preventing a change in control of Midway.

     In November 1999, Dr. Goodnight and Mr. Sall submitted to Midway a proposal to merge Midway with a company owned by Dr. Goodnight and Mr. Sall. In the merger proposal, all of the shares of Midway not owned by Dr. Goodnight and Mr. Sall would have been exchanged for cash at $8.00 per share. A special committee comprised of independent members of our board of directors was appointed to review the proposal. In December 1999, we announced that the special committee and Dr. Goodnight and Mr. Sall were unable to reach an agreement with respect to the value of our common stock, and that the merger proposal had been withdrawn by Dr. Goodnight and Mr. Sall.

     On March 31, 2000, we closed a $30 million revolving credit facility with Reedy Creek Investments, L.L.C., an entity that is wholly owned by Dr. Goodnight and Mr. Sall. We are undertaking this rights offering to meet our obligation under the revolving credit facility to reduce the commitment to $10 million by September 30, 2000. Both Dr. Goodnight and Mr. Sall have agreed to exercise their respective basic subscription privileges and over-subscription privileges in full. As a result, unless all stockholders exercise their basic subscription privileges, which we believe is highly unlikely, Dr. Goodnight and Mr. Sall will increase their respective ownership interests in Midway as a result of this rights offering. If no other stockholders exercise their subscription rights, Dr. Goodnight and Mr. Sall will in aggregate own approximately 69.4% of our outstanding common stock.

     This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of Midway, even on terms that a stockholder might consider favorable. This in turn could harm the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock.

     In addition, amendments to certain provisions of our certificate of incorporation and by-laws require the approval of 66 2/3% of our common stock. To the extent that Dr. Goodnight and Mr. Sall own more than 66 2/3% of our common stock as a result of the rights offering or otherwise, they will have the ability to vote to amend our certificate of incorporation and by-laws without obtaining the vote of any other stockholder.

The sale of a substantial amount of common stock could cause the market price of our common stock to drop significantly

     Sales of a substantial amount of our common stock in the public market, by our principal stockholders or otherwise, or the perception that these sales may occur, could materially adversely affect the market price of our common stock and impair our ability to raise funds in additional stock offerings.

                     Risks Related to the Rights Offering

If you do not exercise all of your subscription rights, you may suffer significant dilution of your percentage ownership of our common stock

     This rights offering is designed to enable Midway to raise capital while allowing all stockholders on the record date to maintain their relative proportionate voting and economic interests. Our two principal stockholders, Dr. Goodnight and Mr. Sall, have agreed to exercise their respective basic subscription privileges and over-subscription privileges in full. To the extent that you do not exercise your subscription rights and shares are purchased by other stockholders in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after exercise of the subscription rights will be disproportionately diluted. If no stockholders other than Dr. Goodnight and Mr. Sall exercise their basic subscription privileges, Dr. Goodnight's ownership interest in Midway will increase to approximately 46.7% from approximately 31.9% and Mr. Sall's ownership interest in Midway will increase to approximately 22.7% from approximately 15.5%, and the ownership interest of the remaining stockholders, who currently own in the aggregate approximately 47.4% of our common stock, will decrease to approximately 30.6%.

The price of our common stock may decline before or after the subscription rights expire

     We cannot assure you that the public trading market price of our common stock will not decline after you elect to exercise your subscription rights. If that occurs, you will have committed to buy shares of common stock at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of subscription rights you will be able to sell your shares of common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you may not be able to sell the shares of our common stock that you purchase in the rights offering. Certificates representing shares of our common stock purchased will be delivered as soon as practicable after expiration of the rights offering. We will not pay you interest on funds delivered to the Subscription Agent pursuant to the exercise of rights.

Once you exercise your subscription rights, you may not revoke the exercise

     Once you exercise your subscription rights, you may not revoke the exercise, even if less than all of the shares that we are offering are actually purchased. If we elect to withdraw or terminate the rights offering, neither we nor the Subscription Agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments.

The subscription price is not an indication of the value of Midway

     The subscription price was set by our board of directors after considering a variety of factors. The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, earnings, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of the present or future value of Midway. Our board of directors has established the subscription price at a 12.4% discount from the market price of the common stock at the time the board of directors determined the subscription price to encourage all stockholders to exercise their subscription rights and thereby raise capital without diluting the interests of current stockholders. We have neither sought nor obtained a valuation opinion from an outside financial consultant or investment banker.

                        SELECTED FINANCIAL INFORMATION

     Our selected financial information is derived from our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000. You should read the following financial information in conjunction with those reports, which are incorporated herein by reference. See "Where You Can Find More Information."

                                                                                                            Three Months
                                                                                                               ended
                                                     Year ended December 31,                                  March 31,
                                                                                                              ---------
                                  1995        1996(1)        1997(1)        1998(1)         1999         1999           2000
                               ---------    -----------   ------------    -----------    -----------   -----------   -----------
                                                   (dollars in thousands except per share amounts)
Statement of Operations Data:
Operating revenues:
   Passenger                    $118,568       $173,541       $179,000      $ 205,566      $ 213,018     $  53,659     $  59,063
   Other                           4,034          6,493          7,275          5,873          4,928         1,327         1,281
                               ---------    -----------   ------------    -----------    -----------   -----------   -----------
    Total operating revenues     122,602        180,034        186,275        211,439        217,946        54,986        60,344
Operating expenses:
   Wages, salaries and
    related costs                 19,874         24,619         25,757         31,822         38,875         8,939        11,511
   Aircraft fuel                  16,782         27,300         21,499         19,623         22,738         4,119        10,034
   Aircraft and engine
    rentals                       30,889         34,113         30,495         29,927         31,429         7,317        10,807
   Commissions                     9,382         13,728         13,978         15,071         14,229         3,642         3,797
   Maintenance, materials
    and repairs                   13,551         17,930         17,006         17,103         13,388         3,962         3,326
   Other rentals and
    landing fees                  11,924         12,711          9,812          9,646         10,098         2,391         3,431
   Depreciation and
    amortization                   2,056          1,346          1,999          6,162          7,938         1,729         2,338
   Other operating expenses       43,769         54,603         49,862         53,541         59,773        14,639        17,282
   Restructuring (2)               6,004              -              -              -              -             -             -
   Impairment of
    long-lived assets (3)              -         16,941              -              -              -             -             -
   Equipment retirement
    charges (4)                        -              -              -          2,413          2,765           927         9,163
   Recapitalization (5)                -              -            750              -              -             -             -
                               ---------    -----------   ------------    -----------    -----------   -----------   -----------
    Total operating
     expenses                    154,231        203,291        171,158        185,308        201,233        47,665        71,689
                               ---------    -----------   ------------    -----------    -----------   -----------   -----------

Operating Income (loss)          (31,269)       (23,257)        15,117         26,131         16,713         7,321       (11,345)

Interest income (expense),
 net                                (413)        (1,841)           114         (1,972)        (1,621)         (859)         (849)
Other income (expense)              (222)           834              -              -              -             -             -
                               ---------    -----------   ------------    -----------    -----------   -----------   -----------
Total other income (expense)        (635)        (1,007)           114         (1,972)        (1,621)         (859)         (849)
                               ---------    -----------   ------------    -----------    -----------   -----------   -----------

Income (loss) before
 income taxes and
   extraordinary gain            (32,264)       (24,264)        15,231         24,159         15,092         6,462       (12,194)
Income tax expense
 (benefit)                             -              -          6,306          9,178          5,736         2,456        (4,634)
                               ---------    -----------   ------------    -----------    -----------   -----------   -----------
Income (loss) before
 extraordinary gain              (32,264)       (24,264)         8,925         14,981          9,356         4,006        (7,560)
Extraordinary gain (6)                 -              -         15,969              -              -             -             -
                               ---------    -----------   ------------    -----------    -----------   -----------   -----------
Net income (loss)                (32,264)       (24,264)        24,894         14,981          9,356         4,006        (7,560)
Preferred dividends               (1,440)             -              -              -              -             -             -
                               ---------    -----------   ------------    -----------    -----------   -----------   -----------
Net income (loss)
 available for common
   stockholders                 $(33,704)     $ (24,264)      $ 24,894      $  14,981      $   9,356     $   4,006     $  (7,560)
                                ========    ===========   ============    ===========    ===========   ===========   ===========

                                                                                                            Three Months
                                                                                                               ended
                                                     Year ended December 31,                                 March 31,
                                                                                                             ---------
                                  1995        1996(1)        1997(1)        1998(1)         1999         1999           2000
                               ---------    -----------   ------------    -----------    -----------   -----------   -----------
                                                   (dollars in thousands except per share amounts)
Per Share Amounts (7):
     Basic earnings per share:
        Income before
         extraordinary gain                               $       1.47    $      1.75    $      1.09   $      0.47   $     (0.88)
        Extraordinary gain                                        2.64              -              -             -             -
                                                          ------------    -----------    -----------   -----------   -----------

        Net income                                        $       4.11    $      1.75    $      1.09   $      0.47   $     (0.88)
                                                          ============    ===========    ===========   ===========   ===========

   Weighted average shares
     used in computing
     basic earnings per share                                6,059,051      8,574,972      8,602,395     8,602,395     8,608,426
                                                          ============    ===========    ===========   ===========   ===========

    Diluted earnings per
     share:
       Income before
        extraordinary gain                                $       1.24    $      1.54    $      0.98   $      0.42   $     (0.88)
         Extraordinary gain                                       2.22              -              -             -             -
                                                          ------------    -----------    -----------   -----------   -----------

         Net income                                       $       3.46    $      1.54    $      0.98   $      0.42   $     (0.88)
                                                          ============    ===========    ===========   ===========   ===========

    Weighted average
     shares used in
     computing diluted
     earnings per share                                      7,193,794      9,731,527      9,507,175     9,652,117     8,608,426
                                                          ============    ===========    ===========   ===========   ===========

Other Financial Data:
Cash flows provided by
 (used in):
  Operating activities         $    (805)   $     5,784   $     10,283    $    22,257    $    21,979   $     2,319   $    (4,226)
  Investing activities            (6,876)        (2,614)       (25,219)        (9,681)       (51,345)      (11,396)      (12,289)
  Financing activities             3,571          4,836        58,640         (18,349)         7,981        (1,771)       12,990


                                                                                                            Three Months ended
                                                          Year ended December 31,                               March 31,
                                                          -----------------------                               ---------
                                      1995         1996(1)        1997         1998           1999        1999             2000
                                   ----------   -----------    -----------  ------------   ------------  -----------   -----------
Selected Operating Statistics (8)
Available seat miles (000s)         1,387,921     1,758,560      1,387,864     1,544,945      1,565,781      375,649       464,127
Revenue passenger miles (000s)        692,681       998,959        875,752     1,008,567      1,031,583      238,624       310,823
Load factor                              49.9%         56.8%          63.1%         65.3%          65.9%        63.5%         67.0%
Break-even load factor (9)               60.8%         59.2%          57.5%         56.8%          60.4%        54.8%         70.4%
Departures                             24,403        29,192         26,898        35,990         46,751       10,482        14,491
Block hours                            38,933        48,682         42,867        55,783         71,705       16,071        22,192
Passenger revenue per ASM (cents)        8.54          9.87          12.90         13.31          13.60         14.3          12.7
Yield (cents)                           17.12         17.37          20.44         20.38          20.65         22.5          19.0
Average fare                       $       89   $        99    $       108  $        103   $        103  $       114   $        95
Operating cost per available seat
mile (cents) (10)                       10.68         10.60          12.28         11.84          12.68         12.4          13.5
Onboard passengers                  1,338,438     1,742,957      1,660,140     1,995,117      2,063,192      471,593       621,319
Average seats per departure               108           104            101            88             68           74            66
Average stage length (miles)              532           571            524           475            471          467           459
Aircraft (average during period)         11.0          13.7           13.0          18.1           22.8         21.5          29.0
Aircraft utilization (hours per day)      9.9           9.8            9.0           8.4            8.6          8.3           8.4
Fuel price per gallon (cents)(11)        69.0          80.6           73.4          57.3           61.7           36            80

                                                                                                              As of
                                                      As of December 31,                                     March 31,
                                   1995         1996           1997         1998            1999               2000
                                ----------  -----------   -------------  -------------  -------------    ---------------
                                                       (dollars in thousands)
Balance Sheet Data
Cash, cash equivalents,
 restricted cash and
 short-term investments         $    2,799  $    12,805   $      58,071  $      58,248  $      38,564    $        41,947
Working capital (deficit)          (41,117)     (42,198)         20,826         32,880          4,414             (9,376)
Equipment and property, net          9,258        6,669          46,574        103,007        120,405            124,353
Equipment purchase
 deposits, net                       7,749        1,846          17,133         18,103         61,824             78,278
Total assets                        56,010       38,384         139,810        203,581        256,689            290,856
Long-term debt and capital
 lease obligations
   (net of current
   maturities)                       7,307       11,704          39,187         78,764        103,349            111,399
Stockholders' equity               (18,385)     (40,569)         48,486         70,463         83,136             75,620

___________________________
(1) Midway reclassified certain balances to reflect classifications in the 1997, 1998 and 1999 financial statements.

(2) Midway recorded restructuring charges in 1995 related to the return of four A320 aircraft and other related one-time charges.

(3) Midway recorded an impairment loss of $16.9 million from certain long-lived assets, primarily intangible assets, that were determined by Midway's management to be impaired in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

(4) Midway recorded equipment retirement charges in 1998 and 1999 related to the return of four Fokker and one Airbus aircraft to their lessors. See
     Note 2 of Notes to Financial Statements incorporated herein by reference to Midway's Annual Report on Form 10-K for the year ended December 31, 1999. Midway recorded equipment retirement charges in the three months ended March 31, 2000 related to the exercise of an option to return four additional Fokker aircraft prior to their lease termination dates.

(5) Midway recorded a one-time charge in 1997 related to its recapitalization. See Note 12 of Notes to Financial Statements incorporated herein by reference to Midway's Annual Report on Form 10-K for the year ended December 31, 1999.

(6) Extraordinary gain consists of one-time gains recognized in connection with Midway's recapitalization. See Note 12 of Notes to Financial Statements incorporated herein by reference to Midway's Annual Report on Form 10-K for the year ended December 31, 1999.

(7) Since Midway was recapitalized in February 1997 and all prior capital stock was canceled at that time, per share amounts prior to 1997 are not meaningful and are thus not presented.

(8)  The airline operating terms used in this table have the following meanings:

     Aircraft (average during period): The average number of aircraft operated during the period.
     Aircraft utilization: The average number of block hours operated in scheduled service per day per aircraft for the total fleet of aircraft.

     Available seat miles (ASMs): The number of seats available for scheduled passengers multiplied by the number of miles those seats were flown. Average fare: The average fare paid by a revenue passenger.
     Average seats per departure: The average number of available seats per departing aircraft.
     Average stage length: The average number of miles flown per flight.
     Block hour: The total time an aircraft is in motion from brake release at the origination to brake application at the destination.
     Break-even load factor: The load factor at which scheduled passenger revenues would have been equal to operating plus non-operating expenses/(income) (holding yield constant).
     Cost per available seat mile (CASM): Operating expenses plus non-operating expenses/(income) divided by ASMs.
     Departure:  A scheduled aircraft flight.
     Fuel price per gallon: The average price per gallon of jet fuel for the fleet (excluding into plane fees).
     Load factor: Revenue passenger miles divided by available seat miles. Onboard passengers: The number of revenue passengers carried.
     Revenue passenger miles (RPMs): The number of miles flown by revenue passengers.
     Passenger revenue per available seat mile (PRASM): Passenger revenues divided by ASMs.
     Yield: The average scheduled passenger fare paid for each mile a scheduled revenue passenger is carried.

(9) "Break-even load factor" as represented above excludes restructuring, impairment of long-lived assets, equipment retirement charges and recapitalization expenses. Had restructuring, impairment of long-lived assets, equipment retirement charges and recapitalization expenses been included for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000 the break-even load factor would have been 63.3%, 64.6%, 57.8%, 57.6%, 61.2%, 55.9% and 80.8%, respectively.

(10) "Operating cost per available seat mile" as represented above equals total operating costs less restructuring, impairment of long-lived assets, equipment retirement charges and recapitalization expenses, divided by available seat miles. Had restructuring, impairment of long-lived assets, equipment retirement charges and recapitalization expenses been included for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000 cost per available seat mile would have been 11.11 cents, 11.56 cents, 12.33 cents, 11.99 cents, 12.85 cents, 12.69 cents and 15.44 cents, respectively.

(11) Excludes taxes and into-plane fees.

          We have analyzed our three most recently completed fiscal years in our last Annual Report on Form 10-K that we filed and our first quarter of 1999 and 2000 in our last Quarterly Report on Form 10-Q that we filed. See "Where You Can Find More Information."

                                USE OF PROCEEDS

     Our gross proceeds from the rights offering will depend on the number of shares that are purchased. If we sell all 8,613,595 shares which may be purchased upon exercise of the rights offered by this prospectus, then we will receive proceeds of $44,790,694, before deducting expenses payable by us, estimated to be $[__________]. Since Dr. Goodnight and Mr. Sall, who currently own approximately 31.9% and 15.5%, respectively, of our outstanding shares of common stock, without giving effect to the shares that may be issued upon the exercise of outstanding warrants and stock options, have agreed to exercise their basic subscription privileges and over-subscription privileges in full, we expect to issue at least 6,226,050 shares and to receive proceeds of at least $32,375,460 from the rights offering, before deducting expenses.

     We will use the proceeds from the rights offering to pay all outstanding borrowings under our $30 million revolving credit facility with Reedy Creek Investments, L.L.C. At May 30, 2000, we had $5 million outstanding under this facility. Any proceeds remaining after making these prepayments will be used for working capital and capital expenditure requirements, including the funding of pre-delivery deposits due to aircraft manufacturers.

     The credit facility with Reedy Creek Investments matures on March 31, 2002, although the commitment under the facility will reduce from $30 million to $10 million on the earlier of September 30, 2000 or the date we receive net proceeds from a public equity offering. This rights offering will result in a reduction of the commitment to $10 million. Borrowings under the credit facility bear interest at the applicable LIBOR rate at the time of borrowing plus 3% and are secured by our interest in certain aircraft parts and tooling. We borrowed $15 million under this facility on March 31, 2000 to meet working capital and capital expenditure requirements, including the funding of pre-delivery deposits due to aircraft manufacturers. We subsequently repaid $10 million of these borrowings.

                                DIVIDEND POLICY

     We have not paid cash dividends since our formation and do not anticipate paying cash dividends in the foreseeable future, since we intend to retain any future earnings to finance the expansion and continuing development of our business. In addition, one of our debt instruments prohibits the payment of dividends until the debt has been repaid and certain aircraft leases prohibit the payment of dividends to insiders until other debt has been repaid. The declaration and payment in the future of any cash dividends will be at the discretion of our board of directors and will depend upon the earnings, capital requirements and financial position of Midway, future loan covenants, general economic conditions and other pertinent factors.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "MDWY". Trading began in December 1997 upon the completion of Midway's initial public offering of common stock, and the following table sets forth the reported high and low closing sale prices of our common stock for the periods indicated:


          1998                          High                Low
          ----                          ----                ---

          First Quarter               $21.750             $16.125
          Second Quarter               21.063              17.750
          Third Quarter                21.750               9.875
          Fourth Quarter               14.875               9.688

          1999                          High                Low
          ----                          ----                ---

          First Quarter               $17.125             $11.000
          Second Quarter               12.625               9.000
          Third Quarter                 9.875               6.125
          Fourth Quarter                7.375               6.125

          2000                          High                Low
          ----                          ----                ---

          First Quarter               $ 6.938             $ 4.750
          Second Quarter
          (through May 30, 2000)        6.063               4.813


     The closing price of our common stock was $5.9375 on March 29, 2000, the last full trading day before we publicly announced the rights offering. The closing price of our common stock was $_____ on __________, 2000, the last full trading day before the date of this prospectus. We urge you to obtain a current stock quote for our common stock.

                                 CAPITALIZATION

     The following table shows our capitalization as of March 31, 2000. The table also shows our capitalization as adjusted for the completion of the rights offering (including application of net proceeds from that transaction as described on page 26 under the heading "Use of Proceeds") at the subscription price of $5.20 per share and assuming that all subscription rights are exercised.

                                                                   March 31, 2000
                                                               ----------------------
                                                                Actual    As Adjusted
                                                               ---------  -----------
                                                               (dollars in thousands)
Debt:

  Current maturities of long-term debt and
      capital lease obligations                                 $ 11,575     $  6,575

 Long-term debt and capital lease obligations(1)                 121,399      111,399
                                                                --------     --------
     Total debt                                                  132,974      117,974
                                                                --------     --------
Stockholders' equity:

  Preferred stock, $0.01 par value, 12 million shares                  -            -
   authorized; none issued and outstanding

Common stock, $0.01 par value, 25 million shares                      86          172
    authorized; 8,613,595 shares issued and
    outstanding at March 31, 2000 and 17,227,190
    issued and outstanding after the rights offering

  Additional paid-in capital                                      54,349       99,054

  Retained earnings ($51.1 million of accumulated
     deficit eliminated in the quasi-reorganization
     as of June 30, 1997)                                         21,141       21,141
                                                                --------     --------

     Total stockholders' equity                                   75,576      120,367
                                                                --------     --------

          Total capitalization                                  $208,550     $238,341
                                                                ========     ========

_____________
 (1) Subsequent to March 31, 2000, we repaid $10 million outstanding at March 31, 2000 under our revolving credit facility with an entity owned by our two principal stockholders, and at May 30, 2000, we had $5 million outstanding under this facility.

                              THE RIGHTS OFFERING

     Before exercising any subscription rights, you should read carefully the information set forth under "Risk Factors."

The Subscription Rights

     We are distributing non-transferable subscription rights to stockholders who owned shares of our common stock on __________, 2000, the record date, at no cost to the stockholders. We will give you one (1) subscription right for each share of common stock that you owned on the record date. Each subscription right will entitle you to purchase one share of common stock for $5.20. If you wish to exercise your subscription rights, you must do so before 5 P.M., New York City time, on _____________, 2000. After that date, the subscription rights will expire and will no longer be exercisable.

Basic Subscription Privilege

     Each subscription right will entitle you to receive, upon payment of $5.20, one (1) share of common stock. You will receive the shares that you purchase pursuant to your basic subscription privilege as soon as practicable after ___________, 2000, whether you exercise your subscription rights immediately prior to that date or earlier. You are not required to exercise any or all of your rights unless you wish to purchase shares under your over-subscription privilege described below, in which case you must exercise all of your rights.

Over-Subscription Privilege

     Subject to the limitations described below, each subscription right also grants you an over-subscription privilege to purchase additional shares of common stock that are not purchased by other stockholders. You are entitled to exercise your over-subscription privilege only if you exercise your basic subscription privilege in full. If you wish to exercise your over-subscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your subscription certificate. However, you may not be able to purchase as many additional shares as you requested on your subscription certificate, because you may only purchase that number of additional shares of our common stock equal to your percentage ownership of our common stock on the record date multiplied by the number of subscription rights that were not timely exercised by our other stockholders, rounded down to the nearest whole number. When you send in your subscription certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription privilege). If the number of additional shares you are eligible to purchase based on your percentage ownership on the record date exceeds the number of shares you requested, you will receive only the number of shares that you requested, and the remaining shares will be divided among other stockholders exercising their over-subscription privileges. In certain circumstances, however, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges even if we have shares available.

     To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privileges held by you in the same capacity. For example, suppose you were granted rights to purchase shares of Midway common stock you own individually and for shares of Midway common stock you own jointly with your spouse. You only need to fully exercise your basic subscription privilege with respect to your individually owned rights in order to exercise your over-subscription privilege with respect to your individually owned rights. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription privilege.

     When you complete the portion of the subscription certificate to exercise the over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege received in respect of shares of Midway common stock you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

     If you own your shares of Midway common stock through your broker, dealer or other nominee holder who will exercise your over-subscription privilege on your behalf, the nominee holder will be required to certify to us and the Subscription Agent:

     . the number of shares held on __________, 2000, the record date, on your behalf;

     . the number of rights you exercised under your basic subscription privilege;

     . that your entire basic subscription privilege held in the same capacity has been exercised in full; and

     . the number of shares of Midway common stock you subscribed for pursuant to the over-subscription privilege.

     Your nominee holder must also disclose to us certain other information received from you.

     If you exercised your over-subscription privilege and are allocated less than all of the shares of Midway common stock for which you wished to subscribe, the excess funds you paid for shares of Midway common stock that are not allocated to you will be returned in full by mail, without interest or deduction, as soon as practicable after the expiration date of the rights.

Intended Purchases

     Dr. Goodnight and Mr. Sall, who currently own approximately 31.9% and 15.5%, respectively, of our outstanding shares of common stock, without giving effect to the shares that may be issued upon the exercise of outstanding warrants and stock options, have agreed to exercise their basic subscription privileges and over-subscription privileges in full. As a result, we expect that at least 6,226,050 of the 8,613,595 shares offered in this rights offering will be subscribed for.

No Recommendation to Rights Holders

     Neither Midway nor its Board of Directors is making any recommendations to you as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests after reading this prospectus.

Expiration Date

     The rights will expire at 5 p.m., New York City time, on ___________, 2000, unless we decide to extend the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of common stock to you if the Subscription Agent receives your subscription certificate or your payment after that time, regardless of when you sent the subscription certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described below.

Withdrawal Right

     Our board of directors may withdraw the rights offering in its sole discretion at any time prior to or on ___________, 2000, for any reason (including, without limitation, a change in the market price of our common stock). If we withdraw the rights offering, any funds you paid will be promptly refunded, without interest or penalty.

Determination of Subscription Price

     Our board of directors chose the $5.20 per share subscription price after considering a variety of factors, including the following:

     .  the historic and current market price of the common stock;

     .  our business prospects;

     .  our history of profits and losses;

     .  general conditions in the securities market;

     .  our need for capital;

     .  alternatives available to us for raising capital;

     .  the amount of proceeds desired;

     .  the liquidity of our common stock; and

     .  the level of risk to our investors.

The $5.20 per share subscription price should not be considered an indication of the actual value of Midway or of our common stock. We cannot assure you that the market price of the common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of common stock purchased during the rights offering at a price equal to or greater than $5.20 per share. We urge you to obtain a current quote for our common stock before exercising your rights.

Transferability of Subscription Rights

     Both the basic subscription privileges and over-subscription privileges are non-transferable and non-assignable. Only you may exercise these subscription rights.

Exercise of Subscription Privileges

     You may exercise your subscription privileges by delivering to the Subscription Agent on or prior to _________, 2000:

     .     A properly completed and duly executed subscription certificate;

     .     Any required signature guarantees; and

     . Payment in full of $5.20 per share for the shares of common stock subscribed for by exercising your basic subscription privileges and, if desired, your over-subscription privileges.

     You should deliver your subscription certificate and payment to the Subscription Agent at the address shown under the heading "Subscription Agent." We will not pay you interest on funds delivered to the Subscription Agent pursuant to the exercise of rights.

Method of Payment

     Payment for the shares must be made by check or bank draft (cashier's check) drawn upon a United States bank or a postal, telegraphic or express money order payable to the order of [_________], as Subscription Agent. Payment for basic subscription privileges and over-subscription privileges may also be effected through wire transfer as follows:

          Bank Name:
          Address:
          ABA#:
          Account #:
          Account Name:

     Payment will be deemed to have been received by the Subscription Agent only upon:

     .    clearance of any uncertified check;

     . receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order;

     . receipt by the Subscription Agent of any funds transferred by wire transfer; or

     . receipt of funds by the Subscription Agent through an alternative payment method approved by Midway.

     Please note that funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of __________, 2000, to ensure that the payment is received and clears before that date. We also urge you to consider payment by means of a certified or cashier's check or money order.

Guaranteed Delivery Procedures

     If you want to exercise your subscription rights, but time will not permit your subscription certificate to reach the Subscription Agent on or prior to _________, 2000, you may exercise your subscription rights if you satisfy the following guaranteed delivery procedures:

     (1) You send, and the Subscription Agent receives, payment in full for each share of common stock being subscribed for through the basic subscription privilege and the over-subscription privilege, on or prior to _________, 2000;

     (2) You send, and the Subscription Agent receives, on or prior to __________, 2000, a notice of guaranteed delivery, substantially in the form provided to you with your subscription certificate, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. The notice of guaranteed delivery must state your name, the number of subscription rights that you hold, the number of shares of common stock that you wish to purchase pursuant to the basic subscription privilege and the number of shares, if any, you wish to purchase pursuant to the over-subscription privilege. The notice of guaranteed delivery must guarantee the delivery of your subscription certificate to the Subscription Agent within three Nasdaq National Market trading days following the date of the notice of guaranteed delivery; and

     (3) You send, and the Subscription Agent receives, your properly completed and duly executed subscription certificate, including any required signature guarantees, within three Nasdaq National Market trading days following the date of your notice of guaranteed delivery. The notice of guaranteed delivery may be delivered to the Subscription Agent in the same manner as your subscription certificate at the addresses set forth under the heading "Subscription Agent," or may be transmitted to the Subscription Agent by facsimile transmission, to facsimile number
          [(   ) ___-____]. You can obtain additional copies of the form of notice of guaranteed delivery by
          requesting them from the Subscription Agent at the address set forth under the heading "Subscription Agent."

Signature Guarantee

     Signatures on the subscription certificate do not need to be guaranteed if either the subscription certificate provides that the shares of common stock to be purchased are to be delivered directly to the record owner of such subscription rights, or the subscription certificate is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.
If a signature guarantee is required, signatures on the subscription certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, subject to the standards and procedures adopted by the Subscription Agent. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations.

Notice to Beneficial Holders

     If you are a broker, a trustee or a depositary for securities who holds shares of Midway common stock for the account of others as a nominee holder, you should notify the respective beneficial owners of such shares of the issuance of the rights as soon as possible to find out such beneficial owners' intentions. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription certificates and, in the case of the over-subscription privilege, the related nominee holder certification, and submit them to the Subscription Agent with the proper payment. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of Midway common stock on the record date, so long as the nominee submits the appropriate subscription certificates and certifications and proper payment to the Subscription Agent.

Beneficial Owners

     If you are a beneficial owner of shares of Midway common stock or rights that you hold through a nominee holder, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials.

Ambiguities in Exercise of Subscription Rights

     If you do not specify the number of subscription rights being exercised on your subscription certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of subscription rights that could be exercised for the amount of the payment that the Subscription Agent receives from you. If your payment exceeds the total purchase price for all of the subscription rights shown on your subscription certificate, your payment will be applied, until depleted, to subscribe for shares of common stock in the following order:

     (1) to subscribe for the number of shares, if any, that you indicated on the subscription certificate that you wished to purchase through your basic subscription privilege;

     (2) to subscribe for shares of common stock until your basic subscription privilege has been fully exercised; and

     (3) to subscribe for additional shares of common stock pursuant to the over-subscription privilege (subject to any applicable limitation).

Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deduction.

Regulatory Limitation

     We will not be required to issue you shares of common stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time the subscription rights expire, you have not obtained such clearance or approval.

State and Foreign Securities Laws

     The rights offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of common stock to you if you are a resident of any such state or other jurisdiction. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the rights offering. In our sole discretion, we may decline to make modifications to the terms of the rights offering requested by certain states or other jurisdictions, in which case stockholders who live in those states or jurisdictions will not be eligible to participate in the rights offering.

Our Decision Binding on You

     All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights will be determined by us, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right by reason of any defect or irregularity in such exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither Midway nor the Subscription Agent will be under any duty to notify you of any defect or irregularity in connection with the submission of a subscription certificate or incur any liability for failure to give such notification.

No Revocation of Exercise of Subscription Right

     After you have exercised your basic subscription privilege or over-subscription privilege, you may not revoke that exercise. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock.

Shares of Common Stock Outstanding after the Rights Offering

     Assuming we issue all of the shares of common stock offered in the rights offering, approximately 17,227,190 shares of common stock will be issued and outstanding. This would represent a 100% increase in the number of outstanding shares of common stock. If you do not exercise your basic subscription rights, the percentage of common stock that you hold will decrease if shares are purchased by other stockholders in the rights offering.

Fees and Expenses

     We will pay all fees charged by the Subscription Agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Neither Midway nor the Subscription Agent will pay such expenses.

Subscription Agent

     We have appointed First Union National Bank as Subscription Agent for the rights offering. The Subscription Agent's address for packages sent by mail or overnight delivery is:

          Reorganization Department
          1525 West W.T. Harris Boulevard,
          Mail Code 3c3, NC1153
          Charlotte, North Carolina 28288-1153

     The Subscription Agent's telephone number is (800) 829-8432 and its facsimile number is (704) 590-7628. You should deliver your subscription certificate, payment of the subscription price and notice of guaranteed delivery (if any) to the Subscription Agent. We will pay the fees and certain expenses of the Subscription Agent, which we estimate will total $19,000. We have also agreed to indemnify the Subscription Agent from any liability which it may incur in connection with the rights offering.

If You Have Questions

     If you have questions or need assistance concerning the procedure for exercising subscription rights or if you would like additional copies of this prospectus, the instructions, or forms for use in connection with the rights offering, you should contact Steven Westberg, Executive Vice President and General Manager of Midway, at:

          2801 Slater Road, Suite 200
          Morrisville, North Carolina 27560
          Telephone:  (919) 595-6000.

     IMPORTANT: Please carefully read the instructions accompanying the subscription certificate and follow those instructions in detail. Do not send subscription certificates directly to us. You are responsible for choosing the payment and delivery method for your subscription certificate, and you bear the risks associated with such delivery. If you choose to deliver your subscription certificate and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. We also recommend that you allow a sufficient number of days to ensure delivery to the Subscription Agent and clearance of payment prior to ___________, 2000. Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified or cashier's check or money order.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes the material federal income tax considerations of the rights offering to you and Midway. This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations thereunder, judicial authority and administrative rulings and practice, all of which are subject to change at any time, possibly with retroactive effect. This summary is not a complete discussion of all federal income tax consequences of the rights offering, and, in particular, may not address federal income tax consequences applicable to stockholders subject to special treatment under federal income tax law, such as financial institutions, broker-dealers, life insurance companies or traders in securities that elect to mark to market. Also, this discussion does not address applicable tax consequences if you hold our common stock as part of a hedging, straddle, constructive sale, conversion or other risk reduction transaction. In addition, this summary does not address the tax consequences of the rights offering under applicable state, local or foreign tax laws. This discussion assumes that your shares of common stock and the subscription rights and shares issued to you during the rights offering constitute capital assets (generally, property held for investment) for federal income tax purposes.

     Receipt and exercise of the subscription rights distributed pursuant to the rights offering is intended to be nontaxable to stockholders, and the following summary assumes you will qualify for such nontaxable treatment. If, however, the rights offering does not qualify as nontaxable, you would be treated as receiving a taxable distribution equal to the fair market value of the subscription rights on their distribution date. The distribution would be taxed as a dividend to the extent made out of Midway's current or accumulated earnings and profits; any excess would be treated first as a return of your basis (investment) in your Midway stock and then as a capital gain. Expiration of the subscription rights would result in a capital loss.

     This discussion is included for your general information only. You should consult your tax advisor to determine the tax consequences to you of the rights offering in light of your particular circumstances, including any state, local and foreign tax consequences.

Taxation of Stockholders

     Receipt of a Subscription Right. You will not recognize any gain or other income upon receipt of a subscription right.

     Tax Basis and Holding Period of Subscription Rights. Your tax basis in each subscription right will effectively depend on whether you exercise the subscription right or allow the subscription right to expire.

     If you exercise a subscription right, your tax basis in the subscription right will be determined by allocating the tax basis of your common stock on which the subscription right is distributed between the common stock and the subscription right, in proportion to their relative fair market values on the date of distribution of the subscription right. However, if the fair market value of your subscription rights is less than 15% of the fair market value of your existing shares of common stock, then the tax basis of each subscription right will be deemed to be zero, unless you elect, by attaching an election statement to your federal income tax return for the taxable year in which you receive the subscription rights, to allocate tax basis to your subscription rights.

     If you allow a subscription right to expire, it will be treated as having no tax basis.

     Your holding period for a subscription right will include your holding period for the shares of common stock upon which the subscription right is issued.

     Expiration of Subscription Rights. You will not recognize any loss upon the expiration of a subscription right.

     Exercise of Subscription Rights. You generally will not recognize a gain or loss on the exercise of a subscription right. The tax basis of any share of common stock that you purchase through the rights offering will be equal to the sum of your tax basis (if any) in the subscription right exercised and the price paid for the share. The holding period of the shares of common stock purchased through the rights offering will begin on the date that you exercise your subscription rights.

Sale or Exchange of Shares Acquired Upon Exercise of Subscription Rights

     If you sell or exchange shares of Midway common stock, you will generally recognize gain or loss on the transaction. The gain or loss you recognize is equal to the difference between the amount you realize on the transaction and your basis in the shares you sold. Such gain or loss generally will be capital gain or loss so long as you held the shares as a capital asset at the time of the sale or exchange. Gain or loss from an asset held for more than one year will generally be taxable as long-term capital gain or loss. If you are an individual, any long-term capital gain is generally taxed at a maximum federal income tax rate of 20%.

Taxation of Midway

     We will not recognize any gain, other income or loss upon the issuance of the subscription rights, the lapse of the subscription rights, or the receipt of payment for shares of common stock upon exercise of the subscription rights.

                         DESCRIPTION OF CAPITAL STOCK

     The following is a summary of the terms of our capital stock and highlights some of the provisions of our amended and restated certificate of incorporation and bylaws. Since we are only providing a general summary of certain terms of our amended and restated certificate of incorporation and bylaws, you should only rely on the actual provisions of the amended and restated certificate of incorporation or the bylaws. If you would like to read the certificate of incorporation or bylaws, they are on file with the Securities and Exchange Commission.

Authorized and Outstanding Capital Stock

     Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.01 per share, and 12,000,000 shares of preferred stock, par value $0.01 per share. As of __________, 2000, there were 8,613,595 shares of common stock outstanding and approximately 5,150 beneficial holders of common stock of record. All outstanding shares of common stock are fully paid and non-assessable. We have outstanding warrants to purchase 390,625 shares of our common stock at a price of $0.0015 per share. The warrants were valued at $4.02 per share, or $1.57 million, and expire on February 11, 2002. The warrants may be exercised in whole or in part at any time prior to expiration. Midway has reserved 390,625 shares of common stock for the possible exercise of these warrants. None of the warrants have been exercised as of __________ __, 2000.
As of March 31, 2000, we also had outstanding, under our 1997 option plan, options to purchase 922,346 shares of our common stock at an exercise price of $4.02 per share and options to purchase 220,935 shares of our common stock at an exercise price of $15.50 per share. Midway has reserved 1,562,500 shares of common stock for the possible exercise of options under the 1997 option plan.

Common Stock

     The holders of common stock are entitled to dividends in such amounts and at such times as may be declared by the board of directors out of funds legally available therefor. Holders of common stock are entitled to one vote per share for the election of directors and other corporate matters. Such holders are not entitled to vote cumulatively for the election of directors and are not able to act by written consent. In the event of liquidation, dissolution or winding up of Midway, holders of common stock would be entitled to share ratably in all of our assets available for distribution to the holders of common stock. The common stock carries no preemptive rights. All outstanding shares of common stock are, and the shares of common stock to be sold by Midway in the rights offering when issued will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

     Our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, shares of preferred stock with such dividend, redemption, conversion and exchange provisions as are provided in the particular series. The issuance of preferred stock could have the effect of delaying or preventing a change in control of Midway. Your rights as a holder of our common stock may be affected by any preferred stock that we may issue. Our board of directors has no present plans to issue any preferred stock.

Certain Limitations

     Each lessor of Midway's F-100 aircraft has the right to terminate its lease if, prior to our satisfaction of our obligations under certain promissory notes issued to debis AirFrance B.V. or DASA Aircraft Finance XVI B.V., Midway makes any redemption of, or any dividend or distribution with respect to, any shares of Midway owned by any holder of equity in Midway representing the right to vote 20% or more of the voting stock of Midway on any matter presented for vote to the stockholders of Midway.

     American Airlines may terminate Midway's participation in the AAdvantage(R) frequent flyer program under several circumstances, including any person or group becoming the owner of 20% or more of our outstanding voting securities or any "Disqualified Investor" becoming the owner of 10% or more of our outstanding voting securities. "Disqualified Investor" is defined as:

     .    any other airline or airline-related services company;

     .    any person or entity offering a frequent traveler program; or

     . any person or entity that American believes would likely, by virtue of its affiliation with us, materially adversely affect American's interests or objectives under any of its or its affiliates' agreements with us.

     In addition, American may terminate our lease of the Raleigh-Durham International Airport facility and one other service agreement that we have with American if any person or group acquires 30% or more of our voting securities. Finally, if we pay any dividends or make any other cash or asset distribution to our stockholders without American's consent at any time prior to our payment in full of a certain promissory note to American, then American may terminate the Raleigh-Durham International Airport facility lease, our right to offer AAdvantage(R) frequent flyer benefits, our license of the yield management system and one other service agreement that we have with American.

Provisions Having Possible Anti-Takeover Effect

     Classified Board of Directors. Our amended and restated certificate of incorporation provides that our board of directors be divided into three classes, the members of which will serve staggered three-year terms. We believe that a classified board of directors could help to assure the continuity and stability of the board of directors' and Midway's business strategies and policies as determined by the board of directors. The classified board provision could have the effect of making the removal of incumbent directors more time-consuming and, therefore, discouraging a third party from making a tender offer or otherwise attempting to obtain control of Midway, even though such an attempt might be beneficial to Midway and its stockholders. Thus, the classified board provision could increase the likelihood that incumbent directors would retain their positions. In addition, our amended and restated certificate of incorporation provides that directors may be removed from office only "for cause" (as defined therein). Subject to rights of any holders of preferred stock, newly created directors and vacancies on the board of directors will be filled solely by majority vote of the remaining directors then in office.

     Advance Notice Provisions for Certain Stockholder Actions. Our bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors. This procedure requires that a stockholder give prior written notice, in proper form, of a planned nomination for the board of directors to Midway's corporate secretary. The requirements as to the form and timing of that notice are specified in the bylaws. If the election inspectors determine that a person was not nominated in accordance with prescribed procedure, that person will not be eligible for election as a director.

     The bylaws also establish an advance notice procedure with regard to certain matters to be brought before an annual meeting of stockholders of Midway. Under this procedure, a stockholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to Midway's corporate secretary. The requirements as to the form and timing of that notice are specified in the bylaws. If the chairman or other officer presiding at a meeting determines that other business was not properly brought before such meeting in accordance with the prescribed procedure, that business will not be conducted at the meeting.

     Although the bylaws do not give the board of directors any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the bylaws may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Midway, even if the conduct of such solicitation or such attempt might be beneficial to Midway and its stockholders.

     Delaware Section 203. Section 203 of the General Corporation Law of the State of Delaware restricts certain transactions between a corporation organized under Delaware law (or its majority-owned subsidiaries) and any person holding 15% or more of the corporation's outstanding voting stock, together with the affiliates or associates of such person (we refer to such a person as an "interested stockholder"). Section 203 generally prohibits a publicly held Delaware corporation from engaging in the following transactions with an interested stockholder for a period of three years from the date the stockholder becomes an interested stockholder (unless certain conditions, described below, are met):

     .    all mergers or consolidations;

     . sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation;

     . issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the interested stockholder's proportionate share of the stock of any class or series of the corporation;

     . any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder; and

     . receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

     The three-year ban does not apply if either the proposed transaction or the transaction by which the interested stockholder became an interested stockholder is approved by the board of directors of the corporation prior to the date such stockholder becomes an interested stockholder. Additionally, an interested stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby such stockholder becomes an interested stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation's officers and directors or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and authorized at an annual or special meeting of stockholders, by the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party which is not an interested stockholder of the corporation (or who becomes such with board approval) if the proposed transaction involves:

     .    certain mergers or consolidations involving the corporation;

     . a sale or other transfer of over 50% of the aggregate assets of the corporation; or

     . a tender or exchange offer for 50% or more of the outstanding voting stock of the corporation.

     Prior to the effective date of Section 203, a corporation, by action of its board of directors, had the option of electing to exclude itself from the coverage of Section 203. Since the effective date of such section, a corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such charter or bylaw amendment shall not become effective until 12 months after the date it is adopted. Midway has not adopted such a charter or bylaw amendment.

     The foregoing provisions of Section 203 could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of common stock even if such removal or assumption would be beneficial, in the short term, to stockholders of Midway. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of stockholders.

Limitation on Directors and Officers Liability

     The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although the Delaware General Corporation Law does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The amended and restated certificate of incorporation limits the liability of Midway's directors to Midway and its stockholders to the fullest extent permitted by the Delaware General Corporation Law. Specifically, directors of Midway will not be personally liable for monetary damages for breach by directors of their fiduciary duty as directors, except for liability:

     . for any breach of the director's duty of loyalty to Midway or its stockholders;

     . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     . under Section 174 of the Delaware General Corporation Law, which relates to the unlawful payment of dividends, stock repurchases or redemptions; or

     . for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in the amended and restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted Midway and its stockholders.

Transfer Agent

     The transfer agent for the common stock is First Union National Bank.

                        DETERMINATION OF OFFERING PRICE

     Our board of directors decided to set a $5.20 per share subscription price after considering a variety of factors described elsewhere in this prospectus. The $5.20 per share price should not be considered an indication of the actual value of Midway or of our common stock. We cannot assure you that the market price of the common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of common stock purchased during the rights offering at a price equal to or greater than $5.20 per share. We have neither sought, nor obtained, any valuation opinion from outside financial advisors or investment bankers.

                             PLAN OF DISTRIBUTION

     On or about __________, 2000, we will distribute the subscription rights, subscription certificates and copies of this prospectus to individuals who owned shares of common stock on __________, 2000. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the subscription certificate and return it with payment for the shares, to the Subscription Agent, First Union National Bank, at the address on page 36. If you have any questions, you should contact Steven Westberg, Executive Vice President and General Manager of Midway, at (919) 595-6000.

     We have agreed to pay the Subscription Agent a fee of $19,000 plus certain expenses. We estimate that our total expenses in connection with the rights offering will be $_________.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3, which registers the securities that we are offering under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

          Judiciary Plaza
          450 Fifth Street, N.W.
          Washington, D.C.  20549

          Seven World Trade Center
          13/th/ Floor
          New York, New York  10048

          Citicorp Center
          500 West Madison Street
          Suite 1400
          Chicago, Illinois  60661

     You may also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

     The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by subsequent incorporated documents or by information that is included directly in this prospectus. Our descriptions in this prospectus concerning the contents of any contract, agreement or document are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to the registration statement, you should read the exhibit for a more complete understanding of the document or subject matter involved.

     This prospectus includes by reference the documents listed below that we previously have filed with the SEC and that are not delivered with this document. They contain important information about Midway and its financial condition.



          Filing                                    Date Filed
          ------                                    ----------

          Annual Report on Form 10-K
          for the year ended December 31, 1999      March 30, 2000

          Current Report on Form 8-K                April 14, 2000

          Quarterly Report on Form 10-Q
          for the quarter ended March 31, 2000      May 11, 2000

          Proxy Statement on Schedule 14A           April 21, 2000


Our SEC file number is 1-9329.

     We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus and the termination of the offering of securities under this prospectus. These documents include our periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as our proxy statements.

     You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document. You may obtain documents incorporated by reference in this prospectus by requesting them from us in writing or by telephone at the following address:

          Midway Airlines Corporation
          2801 Slater Road, Suite 200
          Morrisville, North Carolina 27560
          Attention: Secretary
          Telephone: (919) 595-6000.

                                    PART II

Item 14.  Other Expenses of Issuance and Distribution.

          The estimated expenses in connection with this offering are:

          SEC registration fee.............................  $11,825
          Nasdaq listing fee...............................
          Printing and engraving expenses*.................
          Legal fees and expenses*.........................
          Blue sky fees and expenses*......................
          Accounting fees and expenses*....................    9,000
          Subscription Agent fees and expenses*............   20,000
          Miscellaneous*...................................  -------
                                                             -------
               Total*......................................  $
               -----                                         =======

          * Estimated

Item 15.  Indemnification of Directors and Officers.

     Pursuant to Section 145 of the Delaware General Corporation Law ("DGCL"), Midway Airlines Corporation (the 'Company") generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities incurred by them in connection with any suit to which they are, or threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had not reasonable cause to believe their conduct was lawful. With respect to suits by or in the right of the Company, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to the Company unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Company also has purchased and maintains insurance for such persons.

     The above discussion of Section 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such statute.

Item 16.  Exhibits.

     See Index to Exhibits.

Item 17.  Undertakings.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Morrisville, State of North Carolina, on May 30, 2000.


                          MIDWAY AIRLINES CORPORATION


                          By:  /s/ Robert R. Ferguson, III
                             -------------------------------------------
                                   Robert R. Ferguson, III
                                   Chairman of the Board,
                                     President and Chief Executive Officer
                                     (Principal Executive Officer)


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert R. Ferguson III, Jonathan S. Waller and Steven Westberg, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

     Signature                      Titles                         Date
     ---------                      ------                         ----

                                    Chairman of the Board,
                                    President and Chief
/s/ Robert R. Ferguson, III         Executive Officer
---------------------------------
Robert R. Ferguson, III             (Principal Executive Officer)  May 30, 2000


                                    Executive Vice President
                                    and General Manager
/s/ Steven Westberg                 (Principal Financial and
---------------------------------
Steven Westberg                     Accounting Officer)            May 30, 2000

     Signature                      Titles                         Date
     ---------                      ------                         ----

/s/ W. Greyson Quarles              Director                       May 30, 2000
--------------------------------
W. Greyson Quarles


/s/ Gregory J. Robitaille           Director                       May 30, 2000
--------------------------------
Gregory J. Robitaille


/s/ Timothy Smith                   Director                       May 30, 2000
--------------------------------
Timothy Smith


/s/ Gregory Harding-Brown           Director                       May 30, 2000
--------------------------------
Gregory Harding-Brown

                               INDEX TO EXHIBITS
                               -----------------

Exhibit No.    Description
-----------    -----------

4.1            Form of Subscription Certificate.

5.1            Opinion of Fulbright & Jaworski L.L.P.*

23.1           Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
               5.1).*

23.2           Consent of Ernst & Young LLP.

24.1           Power of Attorney (included on page II-4).

99.1           Form of Instructions to Stockholders.

99.2           Form of Notice of Guaranteed Delivery.

99.3           Form of Letter to Stockholders Who Are Record Holders.

99.4           Form of Letter to Stockholders Who Are Beneficial Owners.

99.5           Form of Letter to Clients of Beneficial Owners.

99.6           Form of Beneficial Owner Election Form.

99.7           Form of Nominee Holder Certificate Form.

99.8           Substitute Form W-9 for Use with Rights Offering.

99.9           Form of Subscription Agent Agreement.*

_______________
*     To be filed by amendment.